Seward & Kissel LLP

901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone: (202) 737-8833
Facsimile: (202) 737-5184

March 29, 2016

VIA EDGAR

Christina DiAngelo Fettig
Senior Staff Accountant
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-8626

Re:	Sequoia Fund, Inc.
File Nos. 2-35566 and 811-1976

Dear Ms. DiAngelo Fettig:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the annual report of Sequoia Fund, Inc. (the "Fund") filed on Form N-CSR on March 2, 2016, as provided orally to Anna C. Weigand and Paul M. Miller of this office on March 14, 2016.  The Staff's comments and the Fund's responses are set forth below.

Comment 1:	Regarding holdings in Valeant Pharmaceuticals International, Inc. reported in the June 30, 2015 semi-annual report, September 30, 2015 quarterly report and December 31, 2015 annual report, please confirm that the Fund complied with both the 25% diversification requirement and the 50% diversification requirement under Section 851(b)(3) of the Internal Revenue Code.

Response:	The Fund hereby confirms that it complied with the 25% and 50% requirements of Section 851(b)(3) as of the quarters ended June 30, 2015, September 30, 2015 and December 31, 2015.

Comment 2:	Please reconsider the Staff's comment provided on November 20, 2015 to Post-Effective Amendment No. 68 to the registration statement of the Fund, which states:

Due to the recently reported size of the Fund's investment in the securities of a single issuer relative to the Fund's net assets, please explain why investing in the securities of that issuer is not described as a principal investment strategy of the Fund, with corresponding principal risk disclosure.

Response:	Instruction 1 to Item 9(b) of Form N-1A provides that a strategy includes any policy, practice or technique used by the Fund to achieve its investment objective. Instruction 2 to Item 9(b) of Form N-1A states that:

Whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy depends on the strategy's anticipated importance in achieving the Fund's investment objectives, and how the strategy affects the Fund's potential risks and returns.

As we have previously advised the Staff, the Fund does not maintain a strategy, i.e., a policy, practice or technique, of investing a specified percentage of its assets in the securities of any issuer. The Fund believes incorporating prospectus disclosure with respect to a strategy that the Fund has not adopted would be inappropriate and potentially misleading.

As disclosed in the prospectus, the Fund seeks to achieve its investment objective by investing in "equity securities that it believes are undervalued at the time of purchase and have the potential for growth." Under this strategy, issuers in which the Fund invests vary from time to time based on the investment adviser's assessment of specific issuers. In addition, the percentage of the Fund's assets that any investment comprises varies from day to day based on a variety of factors, including the value of each portfolio security, purchases and sales of portfolio securities and purchases and sales of Fund shares. The Fund also discloses that it is classified as non-diversified. As a non-diversified fund, the Fund is not required to diversify its investments among various issuers to comply with the diversification requirements of Section 5(b) of the Investment Company Act of 1940, as amended, and may from time to time invest more of its assets in a smaller number of issuers.

The corresponding risks associated with the Fund's value investing strategy and non-diversification policy are disclosed as principal risks of the Fund. Specifically, the Fund has a principal risk entitled "Value Investing Risk." This risk disclosure highlights the risks of investing in undervalued securities, including that such securities may never reach their expected market value, either because the market fails to recognize a security's intrinsic worth or the expected value was misgauged, and that such securities may decline in value even though they are already undervalued. In addition, the Fund has a principal risk entitled "Non-Diversification Risk." This risk disclosure highlights the risks of maintaining a non-diversified portfolio, including that in such a non-diversified portfolio, changes in the value of a single security may have a significant effect, either negative or positive, on the Fund's net asset value per share.

Comment 3:	Note 3 to the financial statements states:

The aggregate cost of purchases and the proceeds from the sales of securities, excluding short-term securities, for the year ended December 31, 2015 were $693,656,001 and $777,928,564, respectively. Included in proceeds of sales is $154,004,110 representing the value of securities disposed of in payment of redemptions in-kind, resulting in realized gains of $120,464,333.

Please explain how redemptions in-kind are treated for purposes of the calculation of portfolio turnover rate. Please note that in its March 25, 2010 response to the Staff on the Fund's Form N-CSR filed on March 4, 2010, the Fund responded that the value of distributions in kind would not be included in the calculation of the Fund's portfolio turnover rate.

Response:	The Fund did not include redemptions in-kind in the calculation of its portfolio turnover rate for the fiscal years ended 2011 through 2014. For the fiscal year ended 2015, redemptions in-kind were included in the calculation of the portfolio turnover rate. Going forward, the value of redemptions in-kind will not be included in the calculation of the Fund's portfolio turnover rate.

Comment 4:	Item 4(c) of Form N-CSR requires the disclosure of "the aggregate fees billed in each of the last two fiscal years for products and services rendered by the principal accountant for tax compliance, tax advice, and tax planning." In the future, please provide more detailed disclosure on the nature of the services provided for which tax fees are paid.

Response:	In the future, the Fund will include additional information regarding the nature of services provided relating to the tax fees.

Comment 5:	We note that the "Fund Commentary" provided on the Fund's website is dated as of June 30, 2015, and that the "Proxy Voting Record" provided on the Fund's website is for the period ended June 30, 2014. Please update the Fund Commentary as of a more recent quarter end and the Proxy Voting Record as of the most recent reporting period.

Response:	The Fund has updated its website to reflect updated information concerning the Fund Commentary and an updated proxy voting record.

Comment 6:	We note that the Fund's prospectus does not include in its fee table a line item for an expense reimbursement, but that the "Fees and Expenses" section on the Fund's website does include an expense reimbursement. However, expense examples in the prospectus and on the Fund's website are the same. Please revise the "Fees and Expenses" section on the Fund's website to conform to the disclosure included in the prospectus.

Response:	The Fund has made the requested change to the website.

* * * *

On behalf of our client, we hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned or Paul M. Miller at (202) 737-8833.

Sincerely, /s/ Anna C. Weigand Anna C. Weigand

cc:	Paul M. Miller Michael Sloyer, Chief Compliance Officer